EXHIBIT 23.1

To the Board of Directors and Shareholders of

Samfine Creation Holdings Group Limited

LETTER IN LIEU OF CONSENT FOR REVIEW REPORT

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim financial information of Samfine Creation Holdings Group Limited and its subsidiaries for the periods ended June 30, 2021 and 2022, as indicated in our report dated December 14, 2022; because we did not perform an audit, we expressed no opinion on that information.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

San Mateo, California	WWC, P.C.
December 14, 2022	Certified Public Accountants
PCAOB ID No. 1171